UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-33911

RENESOLA LTD

7/F, Block B, Future Land Holdings Tower
No. 5, Lane 388, Zhongjiang Road

Putuo District, Shanghai 200062

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 29, 2019, ReneSola Ltd (the “Company”) entered into a share purchase agreement with Shah Capital Opportunity Fund LP (“Shah Capital”). On October 2, 2019, the Company issued 100,000,000 ordinary shares to Shah Capital, pursuant to the share purchase agreement. In connection with such share issuances, an investor rights agreement was entered into by and among the Company, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd, Champion Era Enterprises Limited and Shah Capital. Copies of the share purchase agreement and the investor rights agreement are included as exhibits to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By: /s/ Lili Xu

Name:	Lili Xu
Title:	Chief Executive Officer

Date: October 3, 2019

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Share Purchase Agreement by and between ReneSola Ltd and Shah Capital Opportunity Fund LP dated as of September 29, 2019

Exhibit 99.3	Investor Rights Agreement by and among ReneSola Ltd, Mr. Xianshou Li, ReneSola Singapore Pte. Ltd., Champion Era Enterprises Limited and Shah Capital Opportunity Fund LP dated as of October 2, 2019